The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion. Dated June 6, 2024 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

Citigroup Global Markets Holdings Inc.

$

Buffered Digital EURO STOXX 50® Index-Linked Notes due

All Payments Due from Citigroup Global Markets Holdings Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Unlike conventional debt securities, the notes offered by this pricing supplement do not pay interest and do not repay a fixed amount of principal at maturity. The amount that you will be paid on your notes on the maturity date (expected to be the second business day after the scheduled determination date) is based on the performance of the EURO STOXX 50® Index (the “underlier”) as measured from the trade date to and including the determination date (expected to be between 21 and 24 months after the trade date). If the final underlier level on the determination date is greater than or equal to 85.00% of the initial underlier level (set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date), you will receive the threshold settlement amount (set on the trade date and expected to be between $1,130.40 and $1,153.30 for each $1,000 stated principal amount of your notes), which represents a contingent fixed return at maturity of 13.04% to 15.33%. However, if the final underlier level declines from the initial underlier level by more than the 15.00% threshold amount, the return on your notes will be negative and you will lose approximately 1.1765% of the stated principal amount of your notes for every 1% by which the decline of the underlier exceeds the 15.00% threshold amount. You could lose your entire investment in the notes. In exchange for the potential to receive a contingent fixed return at maturity so long as the underlier does not decline by more than the 15.00% threshold amount, investors in the notes must be willing to forgo (i) any return in excess of the contingent fixed return at maturity of 13.04% to 15.33% (set on the trade date and results from the threshold settlement amount), (ii) any dividends paid on the stocks included in the underlier and (iii) interest on the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the level of the underlier from the initial underlier level (set on the trade date) to the final underlier level on the determination date. On the maturity date, for each $1,000 stated principal amount note you then hold, you will receive an amount in cash equal to:

•	if the underlier return is greater than or equal to -15.00% (the final underlier level is greater than or equal to 85.00% of the initial underlier level), the threshold settlement amount; or
•	if the underlier return is below -15.00% (the final underlier level is less than the initial underlier level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the underlier return plus 15.00% times (c) $1,000. This amount will be less than $1,000 and may be zero.

The notes are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you may not receive any amount due under the notes. The notes will not be listed on any securities exchange and may have limited or no liquidity.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-7.

	Issue Price(1)	Underwriting Discount(2)	Net Proceeds to Issuer
Per Note:	$1,000.00	–	$1,000.00
Total:		$–	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the trade date will be between $976.20 and $996.20 per note, which will be less than the issue price. The estimated value of the notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of the issuer, is the underwriter for the offering of the notes and is acting as principal. For more information on the distribution of the notes, see “Summary Information—Key Terms—Supplemental Plan of Distribution” in this pricing supplement. CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are part of the Medium-Term Senior Notes, Series N of Citigroup Global Markets Holdings Inc. This pricing supplement is a supplement to the documents listed below and should be read together with such documents, which are available at the following hyperlinks:

•	Product Supplement No. EA-02-10 dated March 7, 2023
•	Underlying Supplement No. 11 dated March 7, 2023
•	Prospectus Supplement and Prospectus each dated March 7, 2023

Citigroup Global Markets Inc.

Pricing Supplement No. 2024-USNCH22135 dated , 2024

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

CGMI may use this pricing supplement in the initial sale of the notes. In addition, CGMI or any other affiliate of Citigroup Inc. may use this pricing supplement in a market-making transaction in a note after its initial sale.

SUMMARY INFORMATION

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect your payment at maturity, such as market disruption events and other events affecting the underlier. These events and their consequences are described in the accompanying product supplement in the sections “Description of the Securities—Consequences of a Market Disruption Event; Postponement of a Valuation Date” and “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Index—Discontinuance or Material Modification of an Underlying Index,” and not in this pricing supplement. The accompanying underlying supplement contains important disclosures regarding the underlier that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement. References to “securities” in the accompanying product supplement include the notes.

Key Terms

Issuer: Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

Guarantee: all payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.

Underlier: the EURO STOXX 50® Index (ticker symbol: “SX5E”), as maintained by STOXX Limited (the “underlier sponsor”). The underlier is referred to as the “underlying index” and the underlier sponsor is referred to as the “underlying index publisher” in the accompanying product supplement.

Stated principal amount: each note will have a stated principal amount of $1,000

Purchase at amount other than the stated principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the stated principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the stated principal amount. Also, the stated threshold level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the stated principal amount. Additionally, the threshold settlement amount would represent a lower (or higher) percentage return relative to your initial investment than would be the case if you had purchased the notes at the stated principal amount. See “Summary Risk Factors — If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-10 of this pricing supplement

Cash settlement amount (paid on the maturity date): on the maturity date, for each $1,000 stated principal amount of notes you then hold, we will pay you an amount in cash equal to:

•	if the final underlier level is greater than or equal to the threshold level, the threshold settlement amount; or

•	if the final underlier level is less than the threshold level, the sum of (i) $1,000 plus (ii) the product of (a) the buffer rate times (b) the sum of the underlier return plus the threshold amount times (c) $1,000

Initial underlier level (to be set on the trade date, which may be an intraday level and which may be higher or lower than the actual closing level of the underlier on the trade date):

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Index — Discontinuance or Material Modification of an Underlying Index” on page EA-40 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Index — Determining the Closing Level” on page EA-37 of the accompanying product supplement and “Description of the Securities —Consequences of a Market Disruption Event; Postponement of a Valuation Date” beginning on page EA-22 of the accompanying product supplement.

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage

Threshold settlement amount (to be set on the trade date): expected to be between $1,130.40 and $1,153.30 per $1,000 stated principal amount note

Threshold level: 85.00% of the initial underlier level

Threshold amount: 15.00%

Buffer rate: the quotient of the initial underlier level divided by the threshold level, which equals approximately 117.65%

Trade date: . The trade date is referred to as the “pricing date” in the accompanying product supplement.

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth scheduled business day following the trade date. See “Supplemental plan of distribution” below for additional information.

Determination date (to be set on the trade date): expected to be between 21 and 24 months after the trade date. The determination date is referred to as the “valuation date” in the accompanying product supplement and is subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur, as described under “Description of the Securities —Consequences of a Market Disruption Event; Postponement of a Valuation Date” beginning on page EA-22 of the accompanying product supplement.

Maturity date (to be set on the trade date): expected to be the second business day after the scheduled determination date

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the notes will not be subject to redemption before maturity

Business day: as described under “Description of the Securities — General” on page EA-21 in the accompanying product supplement.

Scheduled trading day: as described under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Index — Definitions of Market Disruption Event and Scheduled Trading Day and Related Definitions” on page EA-38 of the accompanying product supplement.

Supplemental plan of distribution: Citigroup Global Markets Holdings Inc. expects to sell to CGMI, and CGMI expects to purchase from Citigroup Global Markets Holdings Inc., the aggregate stated principal amount of the offered notes specified on the front cover of this pricing supplement. CGMI proposes initially to offer the notes to the public and to certain unaffiliated securities dealers at the issue price set forth on the cover page of this pricing supplement. CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle one business day after the date on which the parties agree to the sale. Because the settlement date for the notes is more than one business day after the trade date, investors who wish to sell the notes at any time prior to the business day preceding the original issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisors in this regard.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates. CGMI or such other of our affiliates or such dealer or its affiliates may profit from this expected hedging activity even if the value of the notes declines. This hedging activity could affect the closing level of the underlier and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA: as described under “Benefit Plan Investor Considerations” beginning on page EA-56 in the accompanying product supplement.

Calculation Agent: CGMI

CUSIP: 17331UD20

ISIN: US17331UD200

HYPOTHETICAL EXAMPLES

The table and chart below are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity.

The table and chart below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period. Investors in the notes will not receive any dividends on the stocks that constitute the underlier. The table and chart below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—Investing in the Notes Is Not Equivalent to Investing in the Underlier or the Stocks that Constitute the Underlier” below.

The information in the table and chart below reflects hypothetical returns on the notes assuming that they are purchased on the original issue date at the stated principal amount and held to the maturity date. If you sell your notes in a secondary market prior to the maturity date, your return will depend upon the value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table or chart below such as interest rates, the volatility of the underlier and our and Citigroup Inc.’s creditworthiness. Please read “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement. It is likely that any secondary market price for the notes will be less than the issue price.

The information in the table and chart also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Stated principal amount	$1,000
Threshold settlement amount	$1,130.40 per $1,000 stated principal amount note
Threshold level	85.00% of the initial underlier level
Buffer rate	Approximately 117.65%
Threshold amount	15.00%

Neither a market disruption event nor a non-scheduled trading day occurs on the originally scheduled determination date

No change in or affecting any of the stocks comprising the underlier or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the stated principal amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the stated principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 113.040% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding stated principal amount of the notes on the maturity date would equal 113.040% of the stated principal amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Stated Principal Amount)
200.000%	113.040%
175.000%	113.040%
150.000%	113.040%
113.040%	113.040%
105.000%	113.040%
100.000%	113.040%
95.000%	113.040%
85.000%	113.040%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 29.412% of the stated principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the stated principal amount and held them to the maturity date, you would lose approximately 70.588% of your investment. In addition, if the final underlier level were determined to be 200.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the threshold settlement amount (expressed as a percentage of the stated principal amount), or 113.040% of each $1,000 stated principal amount of your notes, as shown in the table above. As a result, you would not benefit from any increase in the final underlier level over 85.000% of the initial underlier level.

The table above demonstrates the diminishing benefit of the buffer feature of the notes the lower the final underlier level. For example, if the final underlier level were determined to be 75.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 88.235% of the stated principal amount of your notes, resulting in an effective buffer (i.e., the difference between the underlier return and your return on the notes) of approximately 13.235%. However, if the final underlier level were determined to be 50.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 58.824% of the stated principal amount of your notes, resulting in an effective buffer of only approximately 8.824%. The lower the final underlier level, the lower the effective buffer provided by the notes will be.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the stated principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 85.000% (the section right of the 85.000% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on levels of the underlier that may not be achieved on the determination date. The actual cash settlement amount you receive on the maturity date may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their stated principal amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the stated principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Summary Risk Factors — The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement.

We cannot predict the actual final underlier level or what the value of your notes will be on any particular day, nor can we predict the relationship between the underlier level and the value of your notes at any time prior to the maturity date. The actual amount that you will receive, if any, at maturity and the return on the notes will depend on the actual initial underlier level and the threshold settlement amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the maturity date may be very different from the information reflected in the table and chart above.

SUMMARY RISK FACTORS

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlier. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Securities” beginning on page EA-7 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

You May Lose Some or All of Your Investment

Unlike conventional debt securities, the notes do not repay a fixed amount of principal at maturity. Instead, your payment at maturity will depend on the performance of the underlier. If the underlier depreciates by more than the threshold amount, you will receive less than the stated principal amount of your notes at maturity. You should understand that any depreciation of the underlier beyond the threshold amount will result in a loss of more than 1% of the stated principal amount for each 1% by which the depreciation exceeds the threshold amount, which will progressively offset any protection that the threshold amount would offer. Accordingly, the lower the final underlier level, the less benefit you will receive from the buffer. There is no minimum payment at maturity, and you may lose up to all of your investment.

The Initial Underlier Level Will Be Determined at the Discretion of CGMI, as the Calculation Agent

The initial underlier level may be an intraday level of the underlier on the trade date, as determined by the calculation agent in its sole discretion, and may not be based on the closing level of the underlier on such trade date. The initial underlier level may be higher or lower than the actual closing level of the underlier on the trade date. Although the calculation agent will determine the initial underlier level in good faith, the discretion exercised by the calculation agent in determining the initial underlier level could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes, including the determination of the initial underlier level.

The Notes Do Not Pay Interest

Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

Your Potential Return On the Notes Is Limited

Your potential total return on the notes at maturity is limited to a contingent fixed return at maturity that results from the threshold settlement amount. If the underlier appreciates by more than the contingent fixed return offered by the notes, the notes will underperform an alternative investment providing 1-to-1 exposure to the appreciation of the underlier. When any dividends paid on the underlier are taken into account, the notes may underperform such an alternative investment even if the underlier appreciates by less than the contingent fixed return, because holders of the notes will not receive those dividends.

The Determination Date of the Notes Is a Pricing Term and Will Be Determined by the Issuer on the Trade Date

We will not determine the determination date until the trade date, so you will not know the exact term of, or the maturity date for, the notes at the time that you make your investment decision. The term of the notes could be as short as the shorter end of the determination date range described on PS-3, and as long as the longer end of the determination date range. You should be willing to hold your notes until the latest possible maturity date contemplated by the determination date range. The determination date selected by us could have an impact on the value of the notes. Assuming no changes in other economic terms of the notes, the value of the notes would likely be lower if the term of the notes is at the longer end of the determination date range, rather than the shorter end of the determination date range.

Investing in the Notes Is Not Equivalent to Investing in the Underlier or the Stocks that Constitute the Underlier

You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlier. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes.

Your Payment at Maturity Depends on the Closing Level of the Underlier on a Single Day

Because your payment at maturity depends on the closing level of the underlier solely on the determination date, you are subject to the risk that the closing level of the underlier on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the notes. If you had invested in another instrument linked to the underlier that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of closing levels of the underlier, you might have achieved better returns.

The Notes Are Subject to the Credit Risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

The Estimated Value of the Notes on the Trade Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Will Be Less than the Issue Price

The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (ii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs also include a fee paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate” below.

The Estimated Value of the Notes Was Determined for Us by Our Affiliate Using Proprietary Pricing Models

CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlier, dividend yields on the stocks that constitute the underlier and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate

The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

The Estimated Value of the Notes Is Not an Indication of the Price, if Any, at Which CGMI or Any Other Person May Be Willing to Buy the Notes From You in the Secondary Market

Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors

The value of your notes prior to maturity will fluctuate based on the level and volatility of the underlier and a number of other factors, including the price and volatility of the stocks that constitute the underlier, the dividend yields on the stocks that constitute the underlier, volatility of the exchange rate between the U.S. dollar and the euro, the correlation between that exchange rate and the level of the underlier, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the level of the underlier may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlier. Changes in the level of the underlier may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” above.

Immediately Following Issuance, Any Secondary Market Bid Price Provided by CGMI, and the Value That Will Be Indicated on Any Brokerage Account Statements Prepared by CGMI or Its Affiliates, Will Reflect a Temporary Upward Adjustment

The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

The Underlier Is Subject to Risks Associated With Non-U.S. Markets

Investments in securities linked to the value of non-U.S. stocks involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC. Further, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules that are different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Underlier Performance Will Not Be Adjusted for Changes in the Exchange Rate Between the Euro and the U.S. Dollar

The underlier is composed of stocks traded in euro, the value of which may be subject to a high degree of fluctuation relative to the U.S. dollar. However, the performance of the underlier and the value of your notes will not be adjusted for exchange rate fluctuations. If the euro appreciates relative to the U.S. dollar over the term of the notes, your return on the notes will underperform an alternative investment that offers exposure to that appreciation in addition to the change in the level of the underlier.

Our Offering of the Notes Does Not Constitute a Recommendation of the Underlier

The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlier is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the stocks that constitute the underlier or in instruments related to the underlier or such stocks and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlier. These and other activities of our affiliates may affect the level of the underlier in a way that has a negative impact on your interests as a holder of the notes.

The Level of the Underlier May Be Adversely Affected by Our or Our Affiliates’ Hedging and Other Trading Activities

We expect to hedge our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates, who may take positions directly in the stocks that constitute the underlier and other financial instruments related to the underlier or such stocks and may adjust such positions during the term of the notes. Our affiliates also trade the stocks that constitute the underlier and other financial instruments related to the underlier or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. Any dealer participating in the offering of the notes or its affiliates may engage in similar activities. These activities could affect the level of the underlier in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates or any dealer or its affiliates while the value of the notes declines. If the dealer from which you purchase notes is to conduct hedging activities for us in connection with the notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

We and Our Affiliates May Have Economic Interests That Are Adverse to Yours as a Result of Our Affiliates’ Business Activities

Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlier, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests. Any dealer participating in the offering of the notes or its affiliates may engage in similar activities.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Important Determinations With Respect to the Notes

If certain events occur, such as market disruption events or the discontinuance of the underlier, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your payment at maturity. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

Adjustments to the Underlier May Affect the Value of Your Notes

The underlier sponsor may add, delete or substitute the stocks that constitute the underlier or make other methodological changes that could affect the level of the underlier. The underlier sponsor may discontinue or suspend calculation or publication of the underlier at any time without regard to your interests as holders of the notes.

We May Sell an Additional Aggregate Stated Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate stated principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the stated principal amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the stated principal amount. If you purchase your notes at a premium to the stated principal amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the stated principal amount or a discount to the stated principal amount. In addition, the impact of the threshold level and the threshold settlement amount on the return on your investment will depend upon the price you pay for your notes relative to the stated principal amount. For example, if you purchase your notes at a premium to the stated principal amount, the threshold settlement amount will represent a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the stated principal amount or a discount to the stated principal amount. Similarly, the threshold level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the stated principal amount or a discount to the stated principal amount.

The U.S. Federal Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

If you are a non-U.S. investor, you should review the discussion of withholding tax issues in “United States Federal Tax Considerations—Non-U.S. Holders” below.

You should read carefully the discussion under “United States Federal Tax Considerations” and “Risk Factors Relating to the Securities” in the accompanying product supplement and “United States Federal Tax Considerations” in this pricing supplement. You should also consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE UNDERLIER

The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The STOXX Europe 600® Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries. The EURO STOXX 50® Index is reported by Bloomberg L.P. under the ticker symbol “SX5E.”

STOXX Limited (“STOXX”) and its licensors and CGMI have entered into a non-exclusive license agreement providing for the license to CGMI and its affiliates, in exchange for a fee, of the right to use the EURO STOXX 50® Index, which is owned and published by STOXX, in connection with certain financial instruments, including the notes. For more information, see “Equity Index Descriptions—The STOXX Benchmark Indices—License Agreement” in the accompanying underlying supplement.

Please refer to the section “Equity Index Descriptions—The STOXX Benchmark Indices—The EURO STOXX 50® Index” in the accompanying underlying supplement for important disclosures regarding the underlier. In addition, information about the underlier may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the underlier sponsor’s website: qontigo.com, (including information regarding (i) the underlier’s top ten constituents and their respective weightings, (ii) the underlier’s sector weightings and (iii) the underlier’s country weightings). We are not incorporating by reference into this document the website or any material it includes. Neither the issuer nor the agent makes any representation that such publicly available documents or any other publicly available information regarding the underlier is accurate or complete.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the closing level of the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the stated principal amount of your notes on the maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The graph below shows the closing level of the underlier for each day such level was available from January 2, 2019 to June 5, 2024. We obtained the closing levels from Bloomberg L.P., without independent verification.

The closing level of the underlier on June 5, 2024 was 5,035.66.

UNITED STATES FEDERAL TAX CONSIDERATIONS

You should read carefully the discussion under “United States Federal Tax Considerations” and “Risk Factors Relating to the Securities” in the accompanying product supplement and “Summary Risk Factors” in this pricing supplement.

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, it is more likely than not that a note will be treated as a prepaid forward contract for U.S. federal income tax purposes. By purchasing a note, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment. There is uncertainty regarding this treatment, and the IRS or a court might not agree with it. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the pricing date.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result under current law:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.

•	Upon a sale or exchange of a note (including retirement at maturity), you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes. An alternative characterization of the notes could materially and adversely affect the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions below and in “United States Federal Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement, Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“U.S. Underlying Equities”) or indices that include U.S. Underlying Equities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more U.S. Underlying Equities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. Underlying Equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes, and it is possible that the notes will be subject to withholding tax under Section 871(m) based on the circumstances as of that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

VALUATION OF THE NOTES

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects terms of the notes that have not yet been fixed as well as uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the trade date.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors — The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity.”

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